

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

March 17, 2017

Michael J. Doss
Chief Executive Officer
FTS International, Inc.
777 Main Street, Suite 2900
Fort Worth, TX 76102

      **Re:**    **FTS International, Inc.**
              **Amendment 1 to Registration Statement on Form S-1**
              **Filed February 28, 2017**
              **File No. 333-215998**

Dear Mr. Doss:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 24, 2017 letter.

Selected Financial Data, page 42

1.      Please revise your tabulation to specify the amount of DD&A that is applicable to but which has been excluded from your costs of revenue measures for each period.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 45

Results of Operations, page 46

2.      We note your response to prior comment 2, regarding the fracturing stage metrics that you have disclosed. You explain that since your ability to reduce downtime on the equipment is the primary contributor to the number of stages completed, you have not provided incremental details. However, we intended to elicit disclosure of the extent of work that was involved in providing the fracturing services and thereby associated with

your revenues, to complement your stage metrics, rather than disclosure of factors affecting the number of stages you were able to complete.

Given your disclosures indicating significant variability in the composition of work entailed in completing individual fracturing stages, details regarding the physical attributes of actual work completed and the amount of time that your fleets have been deployed and earning revenues under contract would provide a more comprehensive and meaningful basis for comparing operations of multiple periods.

For example, on page 2 you disclose that you increased efficiency by 28% since 2014, based on the number of fracturing stages completed per fleet per quarter, and on page (ii) you explain that such measures reveal your efficiency in meeting demand for your services with your fleets. However, you have not identified any correlation with fleet utilization, such as time deployed under contract; or fleet capabilities, such as horsepower associated with active fleets; or fracturing stage details, such as stage lengths or geological attributes that affect the pace of work. As such, the view you express about efficiency should be clarified with reference to additional factors.

If there is some portion of the information requested in our earlier comment that you prefer not to disclose, submit those details supplementally for review along with an explanation of your view of its utility. We reissue prior comment 2.

3.      We note that you have revised the cost of revenue tabulation in response to prior comment 3, to include DD&A that is attributable to cost of revenue, but which was previously excluded in your comparison to revenues. However, you removed the fracturing cost per stage disclosure, which had provided a means for understanding operations relative to the fracturing revenue per stage that you continue to disclose.

Given the emphasis you place on the fracturing stage metrics as an indicator of your operating activity and operating performance, if you are able to clarify the unitary relevance of these measures and retain such disclosures on this basis, please restore the fracturing cost per stage disclosure and address the extent to which these amounts exceed revenues per stage for 2015 and 2016, along with an explanation of how this relationship correlates with your view about efficiency disclosed on page 2.

Please also address the adverse trend that is apparent when comparing the margins between fracturing revenues per stage and fracturing costs per stage, considering the activity shown for earlier years in Selected Financial Data on pages 42 and 43, to comply with Instruction 1 to Item 303(a) of Regulation S-K.

<u>Management, page 75</u>

<u>Board of Directors, page 77</u>

4.      We note that your board currently consists of five directors.  However, your discussion of your intended board classification system appears to indicate that you will have at least six directors upon consummation of this offering, and we note your disclosure that you are actively searching for additional directors.  Please indicate the number of directors that you intend to have upon consummation of this offering.  Also, if you have identified any new directors, provide the information about such nominees pursuant to Item 401 of Regulation S-K.

<u>Certain Relationships and Related Party Transactions, page 92</u>

<u>Investors' Rights Agreements, page 92</u>

5.      You state that upon completion of this offering you will enter into an investors' rights agreement with Senja Capital Ltd. ("Senja") and Hampton Asset Holding Ltd. ("Hampton") which will provide Senja and Hampton with the ability to nominate one director so long as they collectively own at least 5% of your then-outstanding shares of capital stock.  Please reveal the basis on which Hampton is a related person, its relationship with you, and provide any other information regarding Hampton in the context of this investors' rights agreement that may be material for investors.  See Item 404(a) of Regulation S-K for guidance.  Additionally, if Hampton is a major stockholder, please provide the disclosure required by Item 403(a) of Regulation S-K and include it among your listed major stockholders throughout your filing.

<u>Exhibits and Financial Statements, page II-4</u>

6.      Please file all required exhibits, such as your legal opinion, investors' rights agreements and registration rights agreement, in a timely manner so that we may have sufficient time to review them before you request effectiveness of your registration statement.  See Item 601 of Regulation S-K.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration.  Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Jenifer Gallagher, Staff Accountant, at 202-551-3706 or, in her absence, Karl Hiller, Accounting Branch Chief, at 202-551-3686 if you have questions regarding

Michael J. Doss
FTS International, Inc.
March 17, 2017
Page 4

comments on the financial statements and related matters.  Please contact Jason Langford, Staff Attorney, at 202-551-3193 or, in his absence, Kevin Dougherty, Staff Attorney, at 202-551-3271 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director
Office of Natural Resources